

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2014

<u>Via U.S. Mail</u>
Mr. Dong Yu
Chief Executive Officer
Bona Film Group Ltd.
18/F, Tower 1, U-town Office Building
No. 1 San Feng Bei Li, Chaoyang District
Beijing 100020
People's Republic of China

     Re: **Bona Film Group Ltd**
             Form 20-F for the Year Ended December 31, 2012
             Filed April 29, 2013
             File No. 001-34990

Dear Mr. Yu:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Linda Cvrkel

                         Linda Cvrkel
                         Branch Chief